UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                              STARBASE CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    854910205
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                                 (CUSIP Number)

                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed: |_| Rule 13d-1(b) |X| Rule 13d-1(c) |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  854910205
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1.   Names of Reporting Persons.

     I.R.S. Identification Nos. Of Above Persons (entities only): Michael A. Roth and Brian J. Stark (filing as joint filers pursuant to Rule 13d-1(k))
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2.   Check  the  Appropriate  Box if a  Member  of a  Group  (See  Instructions)
     (a)______                                          (b)_______
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3.   SEC Use Only
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4.   Citizenship or Place of Organization:  United States
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Number of shares  Beneficially  Owned by  5.  Sole Voting Power       1,506,310*
Each Reporting Person With:               6.  Shared Voting Power         -0-
                                          7.  Sole Dispositive Power  1,506,310*
                                          8.  Shared Dispositive Power    -0-
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person:    1,506,310*
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10.  Check if the Aggregate Amount in Row (9) Excludes Certain shares (See
     Instructions):  N/A
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11.  Percent of Class Represented by Amount in Row (9):  2.1%
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12.  Type of Reporting Person (See Instructions):  IN
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* NorthBay  Opportunities,  L.P. (f/k/a BayStar Capital,  L.P.) ("NorthBay"),  a
Delaware limited partnership beneficially owns 655,026 shares of Starbase Corporation (the "Issuer") common stock, par value $.01 (the "Common Stock") and 513,761 warrants ("Warrants") which are exercisable for an equal number of shares. NorthBay International Opportunities Ltd. (f/k/a BayStar International, Ltd.) ("International"), a corporation organized as a limited company under the laws of the British Virgin Islands is the beneficial owner of 209,083 shares of Common Stock and 128,440 Warrants. Based on information provided in the Issuer's Form 10-Q for the quarter ended September 30, 2001, there were 69,905,580 shares of Common Stock issued and outstanding as of September 30, 2001. Therefore, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, Michael A. Roth and Brian J. Stark, in their capacity as the sole members of NorthBay Partners, LLC, a Wisconsin limited liability company, which serves as both the managing member of (i) NorthBay Management, LLC, the general partner of NorthBay and (ii) NorthBay International Management, LLC, the investment manager of International, beneficially own and possesses sole voting and dispositive power over all 1,506,310 shares of Common Stock which represents 2.1% of the Issuer's issued and outstanding shares of Common Stock.
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

Item 1.

(a)  Name Of Issuer:   Starbase Corporation
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(b)  Address of Issuer's  Principal  Executive  Offices:  4 Hutton Centre Drive,
     Suite 800,  Santa Ana,  California 92707
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Item 2.

(a)  Name of Person Filing:  Michael A. Roth and Brian J. Stark
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(b)  Address of Principal Business Office or, if none, Residence: 1500 West
     Market Street,  Suite 200, Mequon, WI 53092
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(c)  Citizenship:  United States
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(d)  Title of Class of Securities: Common Stock
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(e)  CUSIP Number:  854910205
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Item 3. If   this  statement  is  filed  pursuant  to  Section  240.13d-1(b)  or
        240.13d-2(b) or (c), check whether the person filing is a:

        (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

        (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

        (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

        (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

        (e) |_| An investment adviser in accordance with Section 240.13d-1(b)(1)
                (ii)(E);

        (f) |_| An  employee  benefit plan or endowment  fund in accordance with
                Section 240.13d-1(b)(1)(ii)(F);

        (g) |_| A parent holding company or control person in accordance with
                Section 240.13d-1(b)(1)(ii)(G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an invest-ment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) |_| Group, in accordance withss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

               (a)  Amount   beneficially   owned  (as  of  January  31,  2002):
                    1,506,310

               (b)  Percent of Class (as of January 31, 2002): 2.1%

               (c)  Number of shares as to which the person has:

                    (i)  Sole power to vote or to direct the vote: 1,506,310

                    (ii) Shared power to vote or to direct the vote: 0

                   (iii) Sole power to dispose or to direct the  disposition of:
                         1,506,310

                    (iv) Shared  power to dispose  or to direct the  disposition of: 0


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.


Item 6. Ownership of More Than Five Percent on Behalf of Another Person. N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A


Item 8.  Identification and Classification of Members of the Group.  N/A


Item 9.  Notice of Dissolution of Group.  N/A


Item 10.  Certification.

     By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                            February 13, 2002
                                            ------------------------------------
                                            Date

                                            /s/Michael A. Roth
                                            ------------------------------------
                                            Michael A. Roth


                                            /s/Brian J. Stark
                                            ------------------------------------
                                            Brian J. Stark

         Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                            Dated: February 13, 2002

The undersigned hereby agree that the Schedule 13G with respect to Starbase Corporation, dated as of the date hereof, is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(k).


                                 /s/Michael A. Roth
                                 -----------------------------------------
                                 Michael A. Roth


                                 /s/Brian J. Stark
                                 -----------------------------------------
                                 Brian J. Stark